May 1, 2025

Chris Ehrlich
Chief Executive Officer
CERo Therapeutics Holdings, Inc.
201 Haskins Way, Suite 230
South San Francisco, CA 94080

        Re: CERo Therapeutics Holdings, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed April 25, 2025
            File No. 001-40877
Dear Chris Ehrlich:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal No. 1: Reverse Stock Split Proposal, page 7

1. Please revise to disclose the range of the proposed reverse stock split. Proposal No. 3: Nasdaq Stock Issuance (Series D) Proposal
Overview, page 19

2. We note your disclosure here stating that the Series D Preferred shares will convert into 12,820,513 shares of Common Stock, or approximately 71.3% of the then-outstanding Common Stock, at an initial conversion price of $0.78 per share. Please revise here to prominently disclose the significance of the potential dilution and any additional dilution which could occur as a result of the alternate conversion provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 1, 2025
Page 2

       Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Jeffrey A. Letalien, Esq.